December 6, 2012

VIA EDGAR

Mr. Robert F. Telewicz, Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Form 10-K
Filed March 29, 2012
File No. 333-165643

Dear Mr. Telewicz:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company” or “we”), please find transmitted herewith for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated November 7, 2012 relating to the Company’s Annual Report on a Form 10-K for the year ended December 31, 2011, filed on March 29, 2012 (the “2011 Form 10-K”). We also note that the Company was granted an extension until December 6, 2012 to respond to the Commission’s letter. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

Consolidated Statements of Operations, page F-4

(1)	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Response: Regulation S-X 10-01 (b) (2) requires distributions declared per share to be presented on the face of the income statement for each period presented for financial statements included in Quarterly Reports filed on Form 10-Q. However, we acknowledge that there is no similar requirement for disclosure of this information in Annual Reports on Form 10-K. We inadvertently presented distributions declared per share on the face of our Consolidated Statements of Operations in our 2011 Form 10-K in lieu of disclosing such information in the notes to the financial statements, as required by ASC Topic 260-10-45-5. We will revise our disclosure of distributions declared per common share when filing our Annual Report on Form 10-K for the year ending December 31, 2012 to disclose this information in our notes to the financial statements, rather than presenting this information on the face of our Consolidated Statements of Operations.

Consolidated Statements of Cash Flow, page F-6

(2)	We note that your distributions to stockholders exceed your cash flows provided by operating activities for the year ended December 31, 2011. Please expand the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the source of cash used to fund distributions to stockholders.

Response: We respectfully note that, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and all subsequent quarterly filings, we have included the requested disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Distributions.” Set forth below is a sample disclosure from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. To the extent there is a shortfall in cash flows provided by operating activities as compared to distributions made to our stockholders, our disclosure includes a discussion of the shortfall for the current period and comparable period presented. If and when applicable, we will include similar disclosure in the “Liquidity and Capital Resources” section of our Management Discussion and Analysis of Financial Condition and Results of Operations for our future quarterly and annual reports on Form 10-Q and Form 10-K, respectively.

“For the nine months ended September 30, 2012, we paid distributions of approximately $3,373,000, of which $1,764,000 was paid in cash and $1,609,000 was reinvested in shares of our common stock pursuant to the DRIP. From the distributions paid, $914,000, or 27.1%, was paid from cash flows provided by operations of $914,000 and the shortfall was paid from proceeds from the Offering and common stock pursuant to the DRIP. During the nine months ended September 30, 2011, we paid distributions of approximately $109,000, of which $51,000 was paid in cash and $58,000 was reinvested in shares of common stock pursuant to the DRIP. The distributions were paid from proceeds of the Offering and common stock pursuant to the DRIP and none of the distributions were paid from cash flows used in operations of $(535,000). As of September 30, 2012, cumulative since inception, we paid distributions of $3,842,000, of which $1,986,000 was paid in cash and $1,856,000 was reinvested in shares of our common stock pursuant to the DRIP. Net loss and funds from operations (“FFO”) were $(4,046,000) and $(1,734,000), respectively, for the nine months ended September 30, 2012.”

Stockholders’ Equity, page F-12

(3)	Please explain to us how you have accounted for your “friends and family” stock purchase program. To the extent you are accounting for this plan as a noncompensatory employee share purchase plan, explain to us how the plan meets the requirements of ASC Topic 718-50-25 to be considered noncompensatory.

Response: We adopted a program to sell shares of our common stock to employees as well as their family members (including spouses, parents, grandparents, children, siblings, mother- or father- in laws, son or daughter-in-laws and brother- or sister- in laws) or other affiliates. We sell shares in the friends and family program at a purchase price of $9.30 per share, reflecting the fact that selling commissions in the amount of $0.70 per share (7.0%) are waived and are not payable in connection with such sales. In addition, at the sole discretion of our dealer manager, the dealer manager fees of up to $0.275 per share (2.75%) may be waived. Thus, shares of our common stock sold under the friends and family program can be sold at a discount ranging from 7.0% to 9.75%. Thus far, selling commissions in the amount of $0.70 per share (7.0%) have been waived and none of the dealer manager fees have been waived.

According to ASC Topic 718-50-25, Compensation-Stock Compensation (“ASC 718”), a program that satisfies the following criteria does not give rise to recognizable compensation cost:

(1)	The plan satisfies either of the following conditions:

(a)	The terms of the plan are no more favorable than those available to all holders of the same class of shares, or

(b)	Any purchase discount from the market price does not exceed the per share amount of share issuance costs that would have been incurred to raise a significant amount of capital by a public offering. A purchase discount of 5% or less from the market price is considered to comply with this condition without further justification. A purchase discount greater than 5% that cannot be justified under this condition results in compensation cost for the entire amount of the discount.

To justify a discount of greater than 5%, an entity will have to obtain objective data regarding discounts incurred by similar companies. The supporting data should be based on companies that are similar to the target company’s. Factors to consider include size, industry, growth stage, relative profitability and any other factors that would be expected to impact the discount. Typically, only smaller or nonpublic companies would be able to justify a discount materially greater than 5%. If an entity is able to justify a discount greater than 5% as noncompensatory, ASC 718 requires the entity to reassess the discount at least annually. If on reassessment the discount is no longer justifiable as noncompensatory, all subsequent grants using that discount would be compensatory.

The focus of this test is on whether a per share discount provided under a stock purchase plan results in proceeds to the employer that are no less than the proceeds it would have received in a public offering of shares to raise a significant amount of capital. That is, the discount offered can be no greater than the discount that would be incurred in connection with a significant public offering of shares. The basis for this exception from compensatory accounting is that, if the discount offered to employees is no greater than offering costs avoided, the transactions are viewed as capital raising transactions rather than compensatory transactions.

(2)	Substantially all employees that meet limited employment qualifications may participate on an equitable basis.

(3)	The plan incorporates no option features, other than the following:

(a)	Employees are permitted a short period of time, not exceeding 31 days after the purchase price has been fixed to enroll in the plan.

(b)	The purchase price is based solely on the market price of the shares at the date of purchase, and the employees are permitted to cancel participation before the purchase date and obtain a refund of amounts previously paid.

We researched four non-traded REIT companies with programs comparable to ours and found discounts to the purchase price per share ranging from 7.0% to 10.0%. We chose these companies as they were: (1) similar in size, (2) had recently offered their securities for sale within close proximity to our offering, and (3) invest in properties that are similar to those in which we invest. Our findings were as follows:

Entitiy	Carter Validus Mission Critical REIT, Inc.	CNL Properties Trust, Inc.	Cole Corporate Income Trust, Inc.	Cole Credit Property Trust III, Inc.	Griffin American Healthcare REIT II, Inc. (formerly - Grubb & Ellis Healthcare REIT II, Inc.)
Property Type	Net-leased medical & data center properties	Lifestyle, senior living and lodging, primarily on triple net	Net-leased single tenant office & industrial properties	Primarily net- leased single & multi-tenant retail properties	Medical & office buildings/healthcare facilities

Effective Date	12/10/2010	6/27/2011	2/10/2011	10/1/2008	8/24/2009

Discount	7.0%-9.75%	10.00%	9.00%	9.00%	10.00%

We believe our friends and family program meets all of the aforementioned criteria under ASC 718 and qualifies as noncompensatory as (1) we believe there is sufficient market evidence to support the commissions paid in excess of 5% through our research of discounts offered by comparable REITs with similar fee structures, (2) all employees may participate in our program on an equitable basis and (3) our plan incorporates no option features. We reassess the discounts we offer under this program with those offered by comparable companies at least annually to ensure that there are no changes that would impact our initial assessment that this program is not compensatory.

Note 3. Real Estate Investment, page F-14

(4)	Please provide us with the results of the significance tests of each of your acquisitions during 2011 and 2012 in accordance with Rule 3-14 or Rule 3-05 of Regulation S-X as applicable. For each significant property acquisition, tell us where you have filed the required financial statements. To the extent you have determined that a property subject to a triple net lease meets the definition of a significant acquisition, tell us if you have concluded that financial statements of the lessee should be provided in lieu of the required 3-14 or 3-05 financial statements and the basis for your conclusion.

Response: When evaluating the significance of our property acquisitions, we referenced Rule 3-14 of Regulation S-X for property acquisitions as well as the interpretative guidance set forth in section 2300 of the Financial Reporting Manual published by the SEC’s Division of Corporation Finance for acquisitions of property, including those subject to triple net leases. We had no acquisitions that would be deemed to be acquisitions of a business under Rule 3-05 of Regulation S-X.

Because we are still in our initial distribution period of our “blind pool” offering, we determined that the requirement for financial statements based upon the following significance tests as set forth in Section 2305.5 of the SEC Financial Reporting Manual.

Acquisition Type	Significance Threshold %	Significance Measured Against
Regular Property Acquisition	3-14s required at 10% threshold (also significant in aggregate test triggers for related acquisitions).	Registrant’s assets as of acquisition date.

Triple net leased	Summary financials of tenant at 10%. Full financials (audited) at 20%.	Greater of registrant’s assets as of acquisition date or amount of proceeds expected to be raised in 12 months.

To date, we have had three regular property acquisitions and nine acquisitions that are subject to triple net lease arrangements, whereby all operating costs of the property are borne by the tenant rather than us.

As noted above, for triple net leased acquisitions, the significance threshold has been measured against the greater of the registrant’s assets as of the acquisition date or amount of proceeds expected to be raised in 12 months. Our significance tests for triple net leased acquisitions were measured against the proceeds expected to be raised in 12 months, as those amounts were greater than our assets as of each acquisition date. With each acquisition, we performed a significance test to determine the extent to which financial statements, and with respect to properties subject to a triple net lease, financial statements of the tenant would be required, if any. The amount of proceeds expected to be raised in 12 months was based upon an estimate of the amount we expected to raise given the number of financial advisors with whom our distributor has existing or potential future relationships.

The following tables summarize the significance tests we conducted and conclusions thereof for all acquisitions, from inception through October 31, 2012:

Single Tenant Net Leased Acquisitions

Acquisition Date	Property	Investment	Significance Based on % of Expected Raise in 12 Months	Conclusion
07/14/2011	Richardson Data Center	16,148,520	3.9%	Not significant based on test
02/09/2012	St. Louis Surgical Center	8,470,000	2.5%	Not significant based on test
03/14/2012	Northwoods Data Center	5,300,000	1.4%	Not significant based on test
06/28/2012	HPI Integrated Medical Facility	9,274,000	1.9%	Not significant based on test
08/16/2012	Plano Data Center	20,000,000	5.3%	Not significant based on test
08/16/2012	Arlington Data Center	25,900,000	6.9%	Not significant based on test
08/29/2012	Baylor Medical Center	31,000,000	8.3%	Not significant based on test
09/28/2012	Vibra Denver Hospital	18,733,000	4.5%	Not significant based on test
10/22/2012	Vibra New Bedford Hospital	26,067,000	5.6%	Not significant based on test

Regular Property Acquisitions

Acquisition Date	Property	Investment	% of Assets as of Acquisition Date	Conclusion
01/03/2012	180 Peachtree Data Center	20,958,700	24.6%	3-14 Financials Required
03/30/2012	Stonegate Medical Center	9,100,000	5.1%	Not significant based on test
05/29/2012	Southfield Data Center	7,250,000	3.6%	Not significant based on test

Based on our significance analysis, we concluded that the 180 Peachtree Data Center acquisition was significant and filed the financial statements required pursuant to Rule 3-14 of Regulation S-X in a Current Report on Form 8-K/A with the SEC on March 15, 2012. In addition, no single tenant net leased property was deemed significant, and therefore, lessee financial information was not deemed required.

Note 3. Real Estate Investment, page F-14

(5)	Please provide us with an analysis of amounts allocated to the acquired assets and liabilities of the Richardson Data Center which reconciles to the purchase price. In your response, please confirm for us that the acquisition fees reimbursed to the advisor were expensed as incurred. In addition, please tell us how you have met all the disclosure requirements under ASC Topic 805-20-50.

Response: The acquired assets and liabilities of the Richardson Data Center at acquisition date were allocated as follows:

In thousands
Land	$449
Building	26,350
Tenant Origination and Absorption Costs	3,860
Acquired Below Market Lease	(1,719)

Total Purchase Consideration	$28,940

The land, building and tenant origination and absorption costs amounts were disclosed in the table in Note 3–“Real Estate Investment” to the consolidated financial statements included in our 2011 Form 10-K. The acquired below market lease was disclosed in Note 4–“Identified Intangible Asset and Liability” to the consolidated financial statements included in our 2011 Form 10-K. The total purchase price was also disclosed in the first table appearing in Note 3.

We acknowledge that not all of this information was set forth in a tabular format and reconciled to the total consideration paid in our 2011 Form 10-K. We had, however, included the reconciliation as set forth above for the Richardson Data Center in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was the period in which the property was acquired. We have also included tabular disclosure of the acquired assets and liabilities, which reconciles to the purchase consideration paid, for all of our acquisitions in our Quarterly Reports on Form 10-Q for all quarters to date in 2012. We will include similar disclosure for the Richardson Data Center when filing our Annual Report on Form 10-K for the year ending December 31, 2012.

All acquisition fees, including those paid to our advisor in connection with the acquisition of the Richardson Data Center, were expensed as incurred as disclosed in Note 2–“Summary of Significant Accounting Policies–Real Estate Investments–Allocation of Purchase Price of Acquired Assets” included in our 2011 Form 10-K.

Note 3. Real Estate Investment, page F-14

(6)	Please tell us how you have met the disclosure requirements of ASC Topic 810-10-50-3 related to the 180 Peachtree Property.

Response: We note the requirement of ASC 810-10-50-3 to recognize the carrying amounts and classification of the variable interest entity’s (VIE) assets and liabilities in the statement of financial position that are consolidated in accordance with Subtopic 810-10, including qualitative information about the relationships between those assets and associated liabilities.

The assets, liabilities and equity of the 180 Peachtree Property, as of December 31, 2011 consisted of the following:

In thousands
Assets	$34,764
Liabilities	$646
Equity	$34,118

We disclosed the total assets and equity for the 180 Peachtree Property as of December 31, 2011 in Note 3 to the consolidated financial statements included in our 2011 Form 10-K. While we did not disclose total liabilities, we believe there was sufficient information disclosed in Note 3 to determine the remaining liabilities (i.e. total assets of $34,764,000 less total equity of $34,118,000 results in remaining liabilities of $646,000). We note that we inadvertently added the term “loan proceeds” after the line item for “equity,” but the full $34,118,000 relates solely to initial equity capitalization.

Beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and in all subsequent quarterly reports to date, we disclosed assets, liabilities and equity associated with VIEs parenthetically on the face of our consolidated balance sheet and we explicitly stated that creditors of the consolidated VIE do not have recourse to our general credit. Likewise, the disclosure of assets, liabilities and equity associated with VIEs in our Annual Report on Form 10-K for the year ending December 31, 2012 will be presented as a parenthetical disclosure on the face of the consolidated balance sheets for all periods presented.

Note 4. Identified Intangible Asset and Liability, page F-16

(7)	Please explain to us in further detail how you determined it would be appropriate to amortize the below market leases and tenant origination and absorption costs related to the Richardson Data Center acquisition over a twenty year period.

Response: Upon acquisition of the Richardson Data Center, we obtained a single tenant triple net lease that contained a remaining term of ten years with two five-year renewal options. This lease was negotiated by the developer of the property and was in-place at the date of our acquisition. In determining our purchase price allocation, we considered future cash flows over a twenty year period because the renewal terms of the lease were considered below market at the date of acquisition. We engaged an independent third party entity to corroborate our assumptions and assist us with the purchase price allocation of the Richardson Data Center, in accordance with FASB Statement No. 141R, Business Combinations, as codified under ASC Topic No. 805, Business Combinations.

As noted above, we recorded the following identified intangibles related to the Richardson Data Center:

In thousands
Tenant Origination and Absortion Costs	$3,860
Below Market Lease Value	$1,719

Below Market Lease Value

We calculated the below market lease value by comparing the in-place gross contract rent for the tenant to the indicated gross market rate for that tenant’s space. The Richardson Data Center lease had in-place rents of $123.00 per square foot, which was deemed to be market rental rate at the date of acquisition based upon comparable rates for similar properties. However, this rental rate increases annually at 2.0% and market rent escalations for data centers similar to ours in the Richardson, Texas area increase annually at 3.0%, based upon market supported evidence through research of similar leases in the property’s submarket. Consequently, we determined the Richardson Data Center lease was below market at inception. This market data was supported by an independent third party that we engaged to assist us with our valuation of the acquired assets and liabilities of the Richardson Data Center.

According to ASC 350, Intangibles – Goodwill and Other (“ASC 350”), there are a number of pertinent factors to consider when estimating the useful life of an intangible. We considered those factors and determined that the intangible lease liability should be valued based upon cash flows assuming the tenant’s exercise of the two five-year option periods (twenty years in total). We also determined that the intangible should be amortized over the same twenty year period. These determinations were made for the following reasons:

•

The lease’s rents escalate at 2.0% per annum, while market indicates that the lease would escalate at 3.0% per annum throughout the life of the lease based upon current market conditions at the date of acquisition.

•	There are no rights that exist in the lease that would contractually limit the tenant from exercising the extension options.

•

The differential in the annual rate of escalation when compared to market was deemed to be significant enough such that we were reasonably assured upon acquisition that the tenant would exercise the options of renewal.

•	An income approach was used to measure the fair value of the intangible liability over a twenty year period of expected cash flows.

•	The property is newly constructed. Therefore, the expected use of the property by the Company is beyond the twenty year term of the lease (including the renewal options).

For the above reasons, we are amortizing the Richardson Data Center’s below market lease as an adjustment to rental income over a twenty year period.

Tenant Origination and Absorption Costs

In addition to the factors described above in accordance with ASC 350, we also considered the provisions of ASC 840, Leases (“ASC 840”) when determining the period over which to amortize tenant origination and absorption costs. We believe this is appropriate as ASC 840 addresses a lessor’s initial direct costs for operating leases, which are to be deferred and amortized over the term of an operating lease in proportion to the recognition of rental income over the lease term. We considered the definition of a lease term in accordance with ASC 840-10-20 as follows:

The fixed non-cancelable lease term plus all of the following:

(1)	All periods, if any, covered by bargain renewal options.

(2)	All periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured

(3)	All periods, if any, covered by ordinary renewal options during which any of the following conditions exist:

(a)	A guarantee by the lessee of the lessor’s debt directly or indirectly related to the leased property is expected to be in effect.

(b)	A loan from the lessee to the lessor directly or indirectly related to the leased property is expected to be outstanding.

(4)	All periods, if any, covered by ordinary renewal options preceding the date as of which a bargain purchase option is exercisable

(5)	All periods, if any, representing renewals or extensions of the lease at the lessor’s option.

Furthermore, we considered the definition of a bargain renewal option under ASC 840, which states the following: “A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at lease inception, to be reasonably assured. Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.” We considered the two five-year options to renew to be bargain renewal options upon the acquisition of the property for the reasons set forth above. Consequently, we included such periods in our lease term in context that the lessee would likely renew the lease (at lease inception), and are amortizing the lease origination costs over the twenty year term, including renewal option periods.

* * * * *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
Name:	John Carter
Title:	Chief Executive Officer, President and Chairman of the Board of Directors

Enclosure

December 6, 2012

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Form 10-K
Filed March 29, 2012
File No. 333-165643

Dear Mr. Telewicz,

In connection with the letter of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, Carter Validus Mission Critical REIT, Inc. (the “Company”) hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report on Form 10-K”), filed with the Commission on March 29, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
Name:	John Carter
Title:	Chief Executive Officer, President and Chairman of the Board of Directors